Exhibit 2.1

FIRST AMENDMENT TO THE
REORGANIZATION AGREEMENT

This First Amendment (this “Amendment”) to the Reorganization Agreement (the “Agreement”) dated December 5, 2011, among River Valley Bancorp, an Indiana corporation (“RVB”), Citizens Union Bancorp of Shelbyville, Inc., a Kentucky corporation (“Citizens”), River Valley Financial Bank, a federal savings bank wholly owned by RVB (“River”), and Dupont State Bank, an Indiana commercial bank wholly owned by Citizens (“Dupont”), is made and entered into among RVB, Citizens, River and Dupont as of May 31, 2012.

RECITALS

WHEREAS, RVB, Citizens, River and Dupont mutually desire to amend the Agreement in the manner set forth in this Amendment.

NOW THEREFORE, RVB, Citizens, River and Dupont agree to amend the Agreement as follows:

1. Section 5.3(k) shall be deleted from the agreement.

2. Section 6.2(a) shall be amended to read as follows:

“(a)           From and after the Closing Date, Citizens shall indemnify, hold harmless, and (at the option of River or RVB) defend River and RVB from and against any and all actual liabilities, claims, losses, penalties, fines, forfeitures, legal fees and related costs and judgments (“Losses”), arising out of (1) any failure of Dupont or Citizens to observe or perform any of its covenants or obligations under this Agreement, (2) the inaccuracy of any representation or warranty set forth in Article II or Article VI hereof (subject to Section 6.4(a) hereof as to the survival of such representations and warranties), or (3) the origination and servicing by Dupont of its portfolio of approximately 180 loans with a principal balance of approximately $17 million (the “FNMA Loans”) that Dupont has sold or is obligated to sell to the Federal National Mortgage Association (“FNMA”), including any obligations to repurchase any such FNMA Loans under Dupont’s agreement with FNMA (or any successor thereto).”

3. Sections 6.4(a) and (b) shall be amended to read as follows:

“(a)           any claim for indemnification hereunder, other than a claim arising out of a breach of a covenant to be performed after the Closing, must be asserted, if at all, during the period commencing on the Closing Date and ending twelve (12) months following the Closing Date, provided that (1) the tax indemnification in Section 6.1 and the indemnification in Section 6.2(a) with respect to the tax representations, warranties and covenants in Section 6.1 and Section 2.2(n) (such indemnification obligations, the “Tax Indemnities”) shall survive for the period set forth in Section 6.1(i) and (2) the indemnification with respect to the FNMA Loans contained in Section 6.2(a)(3) (the “FNMA Indemnification”) shall survive for four (4) years following the Closing Date;

(b)           no party shall make any claim for indemnification of Losses that are less than $25,000 (the “Threshold Amount”); provided, that if the aggregate of all claims for Losses by a party equals or exceeds the Threshold Amount, then such party shall be entitled to recover for Losses from the first dollar included in the Threshold Amount, and provided, further, that the Threshold Amount shall be inapplicable to any claims for Losses based on the Tax Indemnities or the FNMA Indemnification.”

4. A new Section 6.6 shall be added to the Agreement to read as follows:

“6.6           Deposit Account.  For a period of four (4) years following the Closing Date, CUB shall maintain at Citizens Union Bank of Shelbyville (“Citizens Bank”) a deposit account consisting of bona fide funds owned by CUB in the amount of at least two hundred fifty thousand dollars ($250,000) which shall not be subject to any lien or other security interest held by any party (the “CUB Deposit Account”).  CUB agrees not to use the $250,000 in the CUB Deposit Account for the payment of dividends, operating expenses or any other purposes during that four-year period; provided, however, that it may withdraw and use any interest or other earnings on the $250,000 in the CUB Deposit Account.  CUB will provide River copies of its monthly statements from Citizens Bank concerning the balance in the CUB Deposit Account during the four-year period.  The CUB Deposit Account shall secure the timely payment and performance of CUB’s indemnification obligations under Section 6.2(a)(3) of the Agreement (the “FNMA Indemnification”).  Should CUB become responsible for any such FNMA Indemnification, RVB and River may exercise all rights and remedies under the Indiana Uniform Commercial Code (IND. CODE § 26-1-9.1 et. seq.) with respect to its security interest in the CUB Deposit Account.”

5. Section 7.1(b) shall be amended to read as follows:

“(b)           by River or RVB if (i) any representation or warranty made by Dupont or Citizens shall be discovered to be or to have become untrue, incomplete or misleading in any material respect, or where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be discovered to be or to have become untrue, incomplete or misleading in any such material respect, in either case where any such breach has not been cured within thirty (30) calendar days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by Dupont or Citizens made herein of which notice has been given in writing by RVB or River and which has not been cured within thirty (30) calendar days of receipt of such notice, but in no event later than July 1, 2012; or”

6. Section 7.1(c) shall be amended to read as follows:

“(c)           by Dupont or Citizens if (i) any representation or warranty made by RVB or River shall be discovered to be or to have become untrue, incomplete or misleading in any material respect without regarding to knowledge, or where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be discovered to be or to have become untrue, incomplete or misleading in any such material respect, in either case where any such breach has not been cured, within ten (10) business days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by RVB or River made herein of which notice has been given in writing by Citizens or Dupont and which has not been cured within thirty (30) calendar days of receipt of such notice, but in no event later than July 1, 2012; or”

7. Section 7.1(e) shall be amended to read as follows:

“(e)           by River or Dupont if the Effective Time of the Merger has not occurred on or before July 1, 2012; provided the party seeking to terminate hereunder has not breached any of its representations, warranties, covenants or agreements contained herein; or”

8. Section 7.1(f) shall be amended to read as follows:

“(f)           by River or Dupont if any required regulatory approval relating to the Merger is not received, through no fault of the terminating party, by July 1, 2012, or if any such approval contains any condition unduly burdensome to RVB or River as reasonably determined by the Board of Directors of RVB or River; provided, however, that if the governmental agencies impose a capital condition that River or RVB deem to be unduly burdensome and River and RVB terminate the Agreement under this Section 7.1(f), RVB or River shall pay to Citizens, within five business days of such termination by wire transfer in immediately available funds as liquidated damages and not as a penalty and as the sole and exclusive remedy for such termination, $400,000.”

9. All other terms of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, RVB, River, Citizens and Dupont have each caused this Amendment to be executed by the undersigned duly authorized officers, as of the date first above written.

River Valley Bancorp		River Valley Financial Bank

By:	/s/ Matthew P. Forrester	By:	/s/ Matthew P. Forrester

Dupont State Bank		Citizens Union Bancorp of Shelbyville, Inc.

By:	/s/ Robyn J. Meek, Pres	By:	/s/ Steven E. Barker